SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            National Re Corporation
                                Name of Issuer

                     Common Stock, no par value per share
                         Title of Class of Securities

                                   637340209
                                 CUSIP Number

                             Charles F. Barr, Esq
                  Vice President, General Counsel & Secretary
                            General Re Corporation
                             695 East Main Street
                       Stamford, Connecticut  06904-2351
                          Telephone:  (203) 328-5000


                 Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications

                                    Copy to

                             James C. Freund, Esq
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York  10022
                                 212) 735-3000

                                 July 1, 1996
             Date of Event which Requires Filing of this Statement

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule d-1(b)(3) or (4), check the following box: [ ]

    Check the following box if a fee is being paid with the statement:  [X]
               Check the following box if a fee is being paid with the statement: [X]


                                SCHEDULE 13D

      CUSIP No.   637340209

      1   NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               General Re Corporation
               06-1026471

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                            (a)  ( )
                                                            (b)  ( )

       3  SEC USE ONLY

       4  SOURCE OF FUNDS*
              00

       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                          ( )

       6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                                   7   SOLE VOTING POWER
                                          None

              NUMBER OF            8   SHARED VOTING POWER
               SHARES                     3,781,482  See Item 4
           BENEFICIALLY
              OWNED BY             9   SOLE DISPOSITIVE POWER
               EACH                       None
            REPORTING
             PERSON
              WITH                10   SHARED DISPOSITIVE POWER
                                          None

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,781,482  See Item 4

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES                              ( )

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               22.76%

      14  TYPE OF REPORTING PERSON*
             CO


                                SCHEDULE 13D

      CUSIP No.   637340209


       1  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               N Acquisition Corporation


       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                            (a)  ( )
                                                            (b)  ( )

       3  SEC USE ONLY

       4  SOURCE OF FUNDS*
             00

       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                          ( )

       6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

                                   7  SOLE VOTING POWER
                                         None
            NUMBER OF
              SHARES               8  SHARED VOTING POWER
           BENEFICIALLY                  3,781,482  See Item 4
             OWNED BY
               EACH                9  SOLE DISPOSITIVE POWER
             REPORTING                   None
              PERSON
              WITH                 10 SHARED DISPOSITIVE POWER
                                         None

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,781,482  See Item 4

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES                                    ( )

      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             22.76%

      14  TYPE OF REPORTING PERSON*
             CO


     Item 1.  Security and Issuer.

          This statement ("Statement") relates to the common stock, no par value per share (the "National Re Common Stock"), of National Re Corporation ("National Re"). The principal executive offices of National Re are located at 777 Long Ridge Road, P.O. Box 10167, Stamford, Connecticut 06904-2167.

     Item 2.  Identity and Background.

          This statement is filed by General Re Corporation, a Dela-
     ware corporation ("General Re").   General Re's subsidiaries
     operate four principal businesses: United States proper-ty/casualty reinsurance, international property/casualty reinsur-ance, life/health reinsurance and financial services. The principal executive offices of General Re are located at 695 East
     Main Street, Stamford, Connecticut  06904-2351.   This statement
     is also filed by N Acquisition Corporation, a Delaware corpora-tion and a wholly owned subsidiary of General Re ("Sub"). The address of the principal executive offices of Sub is the same as that for General Re. Sub was organized on June 27, 1996 for the purpose of acquiring National Re. General Re and Sub are collec-tively referred to as the "Reporting Persons."

          Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of General Re. Schedule II attached hereto sets forth certain additional information with respect to each director and execu-tive officer of Sub.

          None of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedules I and II hereto, has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

          See Item 4. No funds were paid to the Major Stockholders (as defined below) by the Reporting Persons in connection with the execution and delivery of the Stockholders' Agreements (as defined below).

     Item 4.  Purpose of the Transaction.

          On July 1, 1996, General Re and Sub entered into an Agree-ment and Plan of Merger (the "Merger Agreement") with National Re, pursuant to which National Re would merge with and into Sub, with Sub surviving as a wholly-owned subsidiary of General Re (the "Merger"). A copy of the Merger Agreement is filed as
     Exhibit 1 to this Statement and is incorporated herein by refer-ence.

          Pursuant to the Merger Agreement, each share of National Re Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will (except for shares of National Re Common Stock held by National Re as treasury stock or owned by General Re or any subsidiary of General Re immediately prior to the Effective Time and shares as to which dissenters rights have been exercised in accordance with and subject to the provisions of Delaware law) be converted into the right to receive, at the election of the holder and subject to the limita-tions set forth in the Merger Agreement, either: (i) a fraction of a share of General Re common stock, par value $.50 per share (the "General Re Common Stock"), together with the attached General Re Preferred Stock Purchase Rights, determined by divid-ing $53 by the average of the closing prices per share of General Re Common Stock on the New York Stock Exchange ("NYSE") as reported by the NYSE Composite Tape for the ten consecutive NYSE trading days ending on the second NYSE trading day immediately preceding the closing date of the Merger, but not more than .39259 shares of General Re Common Stock nor less than .32121 shares of General Re Common Stock, or (ii) $53 in cash, without any interest thereon. The Merger Agreement provides for a minimum stock component of 50%. There is no minimum cash compo-nent. The Merger is expected to qualify as a tax-free transac-tion to General Re, National Re, Sub and the stockholders of National Re, except to the extent such stockholders receive cash in the Merger.

          The Merger is subject to a number of conditions, including, among other things, (i) approval of the Merger by National Re's stockholders, (ii) receipt of all required governmental approv-als, (iii) absence of any statute or injunction which would have an adverse effect on the consummation of the Merger, (iv) decla-ration of effectiveness of the registration statement relating to the shares of General Re Common Stock issuable in the Merger, (v) absence of any change that would have a material adverse effect on any of General Re, National Re or Sub, (vi) receipt by each of General Re and National Re of tax opinions from their respective tax counsel, and (vii) approval for listing on the NYSE of the shares of General Re Common Stock issuable in the Merger.

          In connection with the Merger, on July 1, 1996, General Re and Sub entered into Stockholders' Agreements (each, a "Stockholder's Agreement") with the following major stockholders (each, a "Major Stockholder") who own in the aggregate approxi-mately 22.76% of the issued and outstanding shares of National Re Common Stock: Acadia Partners, L.P., Keystone, Inc., Robert W. Eager, Jr., Peter A. Cheney, William D. Warren and Timothy T. McCaffrey. Each of the individual Major Stockholders named in the preceding sentence are executive officers of National Re. Pursuant to the Stockholders' Agreements, each Major Stockholder agreed, among other things, to (i) vote all of such stockholder's shares of National Re Common Stock (a) in favor of the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, provided that no such obligation will exist if National Re's Board of Directors withdraws its recommendation that stockholders of National Re vote in favor of the approval and adoption of the Merger Agreement and (b) against (1) approval of any proposal made in opposition to or in competition with the Merger or any of the other transactions contemplated by the Merger Agreement, (2) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapi-talization of National Re or any of its subsidiaries, with or involving any party other than General Re or Sub, (3) any liqui-dation or winding up of National Re, (4) any extraordinary dividend by National Re, (5) any change in the capital structure of National Re (other than pursuant to the Merger Agreement) and
     (6) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Merger or the other transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, repre-sentations, warranties or other obligations or agreements of National Re under the Merger Agreement which would materially and adversely affect National Re or its ability to consummate the transactions contemplated by the Merger Agreement; and (ii) not sell or transfer any of such stockholder's shares of National Re Common Stock prior to the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

          From and after July 1, 1996, each of the Major Stockholders has also agreed (i) not to commit any act that could restrict or otherwise affect such stockholder's full legal power, authority and right to vote such stockholder's shares of National Re Common Stock in favor of the approval and adoption of the Merger Agree-ment and the transactions contemplated by the Merger Agreement, and (ii) without limiting the generality of the foregoing, not to enter into any voting agreement with any person or entity with respect to any of such stockholder's shares of National Re Common Stock, grant any person or entity any proxy (revocable or irrevo-cable) or power of attorney with respect to any of such stockholder's shares of National Re Common Stock, deposit any of such stockholder's shares of National Re Common Stock into a voting trust or otherwise enter into any agreement or arrangement limiting or affecting such Major Stockholder's legal power, authority or right to vote such stockholder's shares of National Re Common Stock in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

           For a period ending on the later of December 31, 1996 or three months following the termination of the Merger Agreement (other than as a result of a breach by General Re or Sub of any Stockholder's Agreement or the Merger Agreement), each of the Major Stockholders has further agreed not to enter into, execute, or be a party to any agreement or understanding, written or otherwise, with any person whereby such stockholder (i) grants or otherwise gives to such person an option or right to purchase or acquire any or all of such stockholder's shares of National Re Common Stock other than sales made in open market transactions,
     (ii) agrees or covenants to vote or to grant a proxy to vote any or all of the shares of National Re Common Stock held of record or beneficially owned by such stockholder, at any meeting (wheth-er annual or special and whether or not an adjourned or postponed meeting) of the holders of National Re Common Stock, however called, or in connection with any written consent of the holders of National Re Common Stock, or (iii) agrees or covenants to tender any or all of the National Re Common Stock held of record or beneficially owned by such stockholder into any tender offer or exchange offer relating to National Re Common Stock; provided that such stockholder is not prevented from granting a revocable proxy or executing a revocable written consent or tendering shares of National Re Common Stock into any tender offer or exchange offer (the foregoing collectively, the "Share Restric-tions").

          If, in lieu of National Re's Special Meeting of Stockholders held to approve the Merger and the Merger Agreement (the "Special Meeting"), stockholder action in respect of the Merger Agreement or any of the transactions contemplated thereby is taken by written consent, each of the Major Stockholders has agreed that the provisions of the Stockholders' Agreements imposing obliga-tions in respect of or in connection with the Special Meeting will similarly apply to such action by written consent.

          If, after the date of the Stockholders' Agreements, a Major Stockholder acquires the right to vote any additional shares of National Re Common Stock (any such shares, "Additional Shares"), including, without limitation, upon exercise of any option, warrant, or other right to acquire shares of National Re Common Stock or through any stock dividend or stock split, each of the Major Stockholders has agreed that the provisions described above will also apply to such Additional Shares.

          The provisions of the Stockholders' Agreements will termi-nate on the earliest to occur of (i) the consummation of the Merger or (ii) the termination of the Merger Agreement; provided, however, that the Share Restrictions discussed above will expire on the later of December 31, 1996 or three months following the termination of the Merger Agreement (other than as a result of a breach by General Re or Sub of any Stockholder's Agreement or the Merger Agreement).

          Copies of the Stockholders' Agreements are filed as Exhibits 2 through 7 and are incorporated herein by reference.

          Except as set forth in this Item 4, the Stockholders'
     Agreements and the Merger Agreement, none of the Reporting
     Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

          (a) - (b) Pursuant to the Stockholders' Agreements, under the circumstances set forth therein, the Reporting Persons may be deemed to have shared voting power with the Major Stockholders. The Major Stockholders beneficially own in the aggregate 3,781,482 shares of National Re Common Stock, constituting approximately 22.76% of the 16,616,894 shares of National Re Common Stock that were issued and outstanding as of June 28, 1996. As a result of the limited voting arrangements provided for in the Stockholders' Agreements, the Reporting Persons disclaim beneficial ownership of any shares of National Re Common Stock.

          (c) Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in shares of National Re Common Stock during the past 60 days.

          (d) - (e)   Inapplicable

     Item 6.  Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          None, except as set forth in Item 4.


     Item 7.  Material to be Filed as Exhibits.

     1 Agreement and Plan of Merger, dated as of July 1, 1996, by and among General Re Corporation, N Acquisition Corporation and National Re Corporation.

     2 Stockholders Agreement, dated as of July 1, 1996, by and among General Re Corporation, N Acquisition Corporation and Acadia Partners, L.P.

     3 Stockholders Agreement, dated as of July 1, 1996, by and among General Re Corporation, N Acquisition Corporation and Keystone, Inc.

     4 Stockholders Agreement, dated as of July 1, 1996, by and among General Re Corporation, N Acquisition Corporation and Robert W. Eager, Jr.

     5 Stockholders Agreement, dated as of July 1, 1996, by and among General Re Corporation, N Acquisition Corporation and Peter A. Cheney.

     6 Stockholders Agreement, dated as of July 1, 1996, by and among General Re Corporation, N Acquisition Corporation and William D. Warren.

     7 Stockholders Agreement, dated as of July 1, 1996, by and among General Re Corporation, N Acquisition Corporation and Timothy T. McCaffrey.

     8    Joint Filing Agreement.


                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

     Dated:   July 11, 1996

                                        GENERAL RE CORPORATION

                                        By: /s/ Charles F. Barr
                                            __________________________
                                            Name: Charles F. Barr
                                            Title: Vice President,
                                                   General Counsel
                                                   & Secretary

                                        N ACQUISITION CORPORATION

                                        By: /s/ Charles F. Barr
                                            __________________________
                                            Name: Charles F. Barr
                                            Title: Vice President &
                                                    Secretary


                                                                 Schedule I

                             GENERAL RE CORPORATION

               Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of General Re. Unless otherwise indicat-ed, each person identified below is employed by General Re.
          The principal address of General Re, and unless otherwise indicated below, the current business address for each individ-ual listed below, is General Re Corporation, 695 East Main Street, Stamford, CT 06904. Each person listed below is a citizen of the United States.

               Name and Address                   Present Principal Occupation
                                                  or Employment

               Directors:

               Lucy Wilson Benson                  President,
               46 Sunset Avenue                    Benson & Associates
               Amherst, MA  01002

               Walter M. Cabot                     Senior Adviser,
               Standish, Ayer & Wood               Standish, Ayer & Wood
               One Financial Center, 26th Floor
               Boston, MA  02111

               Ronald E. Ferguson                  Chairman and Chief Executive
                                                   Officer, General Re
                                                   Corporation

               William C. Ferguson                 Retired
               NYNEX Corporation
               400 Westchester Avenue, 2nd Floor
               White Plains, NY  10604

               Donald J. Kirk                      Executive-in-Residence,
               c/o General Re Corporation          Columbia University
               695 East Main Street
               Stamford, CT  06904

               Kay Koplovitz                      Chairman and C.E.O.,
               USA Networks                       USA Networks
               1230 Avenue of the Americas
               New York, NY  10020

               Edward H. Malone                   Retired
               c/o General Re Corporation
               695 East Main Street
               Stamford, CT  06904

               Andrew W. Mathieson                Executive Vice President,
               Richard K. Mellon & Sons           Richard K. Mellon & Sons
               500 Grant Street, Suite 4106
               Pittsburgh, PA  15219-2502

               David E. McKinney                  Executive Secretary,
               Watson Foundation                  Watson Foundation
               191 Post Road West
               Westport, CT  06880

               Stephen A. Ross                    Professor of Economics and
               110 Audubon Street                 Finance, Yale University
               New Haven, CT  06510]

               Walter F. Williams                 Retired
               c/o General Re Corporation
               695 East Main Street
               Stamford, CT  06904


               Officers:

               Ronald E. Ferguson                 Chairman and Chief Executive
                                                    Officer

               James E. Gustafson                 President and Chief Operating
                                                    Officer

               Tom N. Kellogg                     Executive Vice President

               Peter Luetke-Bornefeld             Executive Vice President

               Charles F. Barr                    Vice President, General
                                                    Counsel and Secretary

               Joseph P. Brandon                  Vice President and Chief
                                                    Financial Officer

               Ernest C. Frohboese                Vice President - Investments

               Christopher P. Garand              Vice President - Enterprise
                                                    Risk Manager

               Theron S. Hoffman, Jr.             Vice President - Human
                                                    Resources

               Elizabeth A. Monrad                Vice President and Treasurer

               Stephen P. Raye                    Vice President - Technology

               Lee R. Steeneck                    Vice President and Actuary

               William L. Thiele                  Vice President - Global
                                                    Casualty Facultative



                                                               Schedule II

                           N ACQUISITION CORPORATION
               Set forth below is the name and present position with N Acquisition of each director and executive officer of N Acqui-sition. The principal address of N Acquisition and the current business address for each individual listed below is 695 East Main Street, Stamford, CT 06904. Each such person is a citizen of the United States. In addition to any position with N Acquisition indicated below, the present principal occupation or employment of each person listed below is set forth in
          Schedule I above.

               Directors:
               Charles F. Barr
               Joseph P. Brandon
               James E. Gustafson

               Officers:
               James E. Gustafson           President
               Charles F. Barr              Vice President and Secretary
               Joseph P. Brandon            Vice President and Treasurer


                                EXHIBIT INDEX

          Exhibit No.         Description

          1 Agreement and Plan of Merger, dated as of July 1, 1996, by and among General Re Corporation, N Acquisition Corporation and National Re Corpo-ration.

          2              Stockholders Agreement, dated as of July
                         1, 1996, by and among General Re Corporation, N Acquisition Corporation and Acadia Partners, L.P.

          3              Stockholders Agreement, dated as of July
                         1, 1996, by and among General Re Corporation, N Acquisition Corporation and Keystone, Inc.

          4              Stockholders Agreement, dated as of July
                         1, 1996, by and among General Re Corporation, N Acquisition Corporation and Robert W. Eager, Jr.

          5              Stockholders Agreement, dated as of July
                         1, 1996, by and among General Re Corporation, N Acquisition Corporation and Peter A. Cheney.

          6              Stockholders Agreement, dated as of July
                         1, 1996, by and among General Re Corporation, N Acquisition Corporation and William D. Warren.

          7              Stockholders Agreement, dated as of July
                         1, 1996, by and among General Re Corpora-tion, N Acquisition Corporation and Timo-thy T. McCaffrey.

          8              Joint Filing Agreement.